October 28, 2005


VIA EDGAR & FEDERAL EXPRESS

Ted Yu, Esq.
SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance, Office of Small Business Review
450 Fifth Street N.W.
Washington, D.C.  20549

Re:      Advance Nanotech, Inc. (the "Company")
         Registration of 26,305,374 Shares of the Company's Common Stock on Form SB-2
         Form SB-2 ("First Amendment")
         Original Filing Date:  June 2, 2005
         SEC File No.:  333-125428

Dear Mr. Yu:

The Company is submitting its First Amendment to Form SB-2 as referenced above. The First Amendment is being submitted via EDGAR, along with an EDGAR version of this letter. I will be sending hard copies of the First Amendment, with exhibits, redlined pages and the original of this letter to the Commission via Federal Express in the next few days.

I also note that the Commission's June 23, 2005 letter to the Company regarding its Form SB-2 Registration Statement did not contain any substantive comments regarding the Registration Statement. However, that letter did reference the Commission's request that the Company reply to and comply with the Commission's comments issued in regard to the Company's Form 10-KSB for the year ended December 31, 2004 and its Form 10-QSB for the quarter ended March 31, 2005. It is my understanding that the Company has since resolved those comments and filed amended Forms 10-QSB for the quarters ended March 31, 2005 and June 30, 2005.

Accordingly, with regard to the First Amendment, the Company does not have any formal comments which require a response. The Company had revised, amended and updated its Form SB-2 in accordance with the amended Forms 10-QSB and hereby submits the First Amendment.

Please do not hesitate to call the undersigned with any questions or comments. The Company does wish to submit a request for acceleration at the earliest practical date.

                                       Sincerely,


                                       /s/ L. Stephen Albright
                                       --------------------------
                                       L. STEPHEN ALBRIGHT, Esq.